VocalTec Announces Second Quarter Results

                       Operating loss continues to narrow

FORT LEE, NJ, July 23, 2003 - VocalTec Communications Ltd. (Nasdaq:VOCL), a leading telecom equipment provider offering packet voice solutions for carriers and service providers, today reported results for the second quarter ended June 30, 2003.

Revenues for the second quarter of 2003 were $6.0 million, a decrease of 3 percent sequentially and a decrease of 12 percent from the second quarter of 2002.

Net loss in the second quarter of 2003 was $972,000, or $0.08 per share, compared with $1.3 million, or $0.11 per share, in the first quarter of 2003 and $1.9 million, or $0.16 per share, in the second quarter of 2002. The net loss in the second quarter of 2002 included a $1.8 million gain on the sale of ITXC shares.

Commenting on the quarter, Elon Ganor, chairman and CEO of VocalTec, said, "Our second quarter results reflect continued expansion of our existing customers' networks as well as some initial orders from new customers. All the positive market drivers remain intact. However, the near term outlook is clouded by the fact that we are going through a market transition from international long distance to national long distance. In addition the exact timing of further expansion of existing customers' networks is difficult to predict, therefore Q3 revenues may not reach Q2 levels."

"At the same time, we are involved in responding to a number of significant RFPs. Although the exact timing of orders for our next generation solution is difficult to predict, we believe that we have an exceptionally attractive product offering."

The Company continued its stringent expense control. Operating expenses remained stable at $4.5 million in the second quarter, the same level as the previous quarter, but substantially below the $7.6 million reported in the same period a year ago.

Cash flow from operations was $1.6 million. Cash used in capital expenditures was partially offset by the exercise of options, which resulted in an increase in cash, cash equivalents and short-term investments of $1.4 million to $16.6 million as of June 30, 2003.

Hugo Goldman, VocalTec's chief financial officer, said, "Our continued focus on cost control combined with aggressive working capital management is preserving our cash resources as we continue to drive toward the breakeven point. Despite the low near-term visibility, we remain confident that we have sufficient cash to reach profitability."

About VocalTec

VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. As an innovator and provider of packetized telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line to the market. With a customer base including the China Telecom PTAs, Deutsche Telekom, Marconi Portugal, Communication Authority of Thailand (CAT), and Data Access India, our multi-service solutions are commercially deployed in more than 130 countries, powering 25 percent of the world's revenue-generating international VoIP minutes. The foregoing market share information is based solely on our estimates and is not based on any survey conducted by an independent third party.

VocalTec's field-proven solutions support network packet tandem services including international and national long distance calling, exchange carrier services and rural telephony, as well as global hosted services including VoIP VPN, IP Centrex/Hosted IP PBX, conferencing, global call center and calling card services. Essentra(TM) is a carrier-grade, SIP-based softswitch architecture that integrates the benefits of SIP, MGCP, MEGACO/H.248 and H.323 technologies with complete PSTN/SS7 connectivity.

Learn more about our products and solutions at www.vocaltec.com.
                                               ----------------
                                      # # #

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, market growth predictions, competitive products, market share analyses, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


For questions or further information, please contact:

Jennie Tinkelman                           Carmen Deville
LNS Communications                         Public and Investor Relations Manager
Public Relations for VocalTec              VocalTec Communications, Ltd.
Tel: 617-577-9777                          Tel: (US) 201-228-7000 x 6208
jennie@LNScom.com                          (Israel) +972-9-9707885
-----------------                          carmen@vocaltec.com
                                           -------------------
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

                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
      All data in thousands of U.S. dollars except per-share and share data

                                                     Three months ended                      Six months ended
                                                          June 30                                  June 30
                                              --------------------------------         --------------------------------
                                                   2003             2002                    2003             2002
                                              ---------------  ---------------         ---------------  ---------------
                                                         Unaudited                                Unaudited
Sales
   Products                                            4,985            6,342                  10,660            9,316
   Services                                            1,018              453                   1,503              814
                                              ---------------  ---------------         ---------------  ---------------
                                                       6,003            6,795                  12,163           10,130
                                              ---------------  ---------------         ---------------  ---------------
Cost of Sales
   Products                                            2,137            2,724                   4,812            3,910
   Services                                              271              165                     518              321
                                              ---------------  ---------------         ---------------  ---------------
                                                       2,408            2,889                   5,330            4,231
                                              ---------------  ---------------         ---------------  ---------------
       Gross Profit                                    3,595            3,906                   6,833            5,899
                                              ---------------  ---------------         ---------------  ---------------
Operating Expenses:

  Research and development costs, net                    994            1,714                   2,094            3,315
  Marketing and selling                                2,572            4,725                   5,112            9,701
  General and administrative                             920            1,201                   1,763            2,452
                                              ---------------  ---------------         ---------------  ---------------
      Total Operating Expenses                         4,486            7,640                   8,969           15,468
                                              ---------------  ---------------         ---------------  ---------------

       Operating loss                                   (891)          (3,734)                 (2,136)          (9,569)
                                              ---------------  ---------------         ---------------  ---------------

Other income, net                                         37            1,760                      56            2,089
Financing income (Expense), net                         (109)             195                    (167)             432
                                              ---------------  ---------------         ---------------  ---------------

Loss from continuing operations
  before tax benefit (income)                           (963)          (1,779)                 (2,247)          (7,048)
Tax benefit (income tax)                                  (9)            (108)                    (19)           3,683
                                              ---------------  ---------------         ---------------  ---------------
   Loss from continuing operations                      (972)          (1,887)                 (2,266)          (3,365)

Discontinued Operations :
   Loss from operations of discontinued
     segment                                               -                -                       -             (588)
   Loss on disposal of segment                             -                -                       -           (1,786)

                                              ---------------  ---------------         ---------------  ---------------
     Net Loss                                           (972)          (1,887)                 (2,266)          (5,739)
                                              ===============  ===============         ===============  ===============


Basic and diluted net loss per
  ordinary share:
Loss from continuing operations                        (0.08)           (0.16)                  (0.19)           (0.27)
Loss from discontinued operations                          -                -                       -            (0.20)
                                              ---------------  ---------------         ---------------  ---------------
Basic and diluted net loss                             (0.08)           (0.16)                  (0.19)           (0.47)
                                              ===============  ===============         ===============  ===============

Weighted average number of ordinary shares
  used in computin1 loss per share amounts
  (in thousands)                                        2,174           12,127                  12,151           12,127
                                              ===============  ===============         ===============  ===============

                             VOCALTEC COMMUNICATIONS LTD.
                                CONSOLIDATED BALANCE SHEETS
                              (In thousands of U.S. dollars)


                                                      June 30        December 31
                                                        2003             2002
                                                   ---------------  ---------------
                                                     Unaudited         Audited


Current Assets
  Cash, cash equivalents and short term
  investments                                              16,614           17,736
  Trade receivables, net                                    1,251              744
  Other receivables                                         2,673            2,035
  Inventories                                               2,948            4,086
                                                   ---------------  ---------------
       Total Current Assets                                23,486           24,601
                                                   ---------------  ---------------
Severance pay funds                                         1,852            1,431
                                                  ---------------  ---------------
Equipment, Net                                              2,043            2,475
                                                   ---------------  ---------------

                   Total Assets                            27,381           28,507
                                                   ===============  ===============



Current Liabilities
  Trade payables                                            3,953            2,814
  Other payable and accrued expenses                        4,873            5,996
  Deferred revenues                                         1,809            1,086
                                                   ---------------  ---------------
                                                           10,635            9,896
                                                   ---------------  ---------------
Long Term Liabilities
   Accrued severance pay                                    2,860            2,617
                                                   ---------------  ---------------
                                                            2,860            2,617
                                                   ---------------  ---------------
          Total Liabilities                                13,495           12,513
                                                   ---------------  ---------------
Shareholders' Equity
    Share capital
       Ordinary shares of NIS 0.01 par value:
         Authorized - 30,000,000 shares;
         Issued and outstanding - 12,239,170
         as of June 30, 2003 and 12,127,058 as of
         December 31, 2002
           Additional paid-in capital                     97,173           97,015
           Accumulated deficit                           (83,323)         (81,057)
                                                   ---------------  ---------------
                                                   ---------------  ---------------
              Total Shareholders' Equity                   13,886           15,994
                                                   ---------------  ---------------

     Total liabilities and shareholders' equity            27,381           28,507
                                                   ===============  ===============